Act: 1933
~~Section~~ SCH B
Rule:
Public
Availability: 2/26/2009

09004168

Received SEC
FEB 2 6 2009
Washington, DC 20549

February 26, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Commonwealth of Australia (the "Commonwealth")
Incoming letter dated February 17, 2009

Based on the facts presented, the Division will not object if the Commonwealth registers under Schedule B of the Securities Act in the manner described in your letter its guarantees of debt securities that eligible Australian deposit-taking institutions may offer and sell in offerings registered under the Securities Act. In reaching this position and without necessarily agreeing with your analysis, the Division notes that:

- the Commonwealth will register its guarantees under Schedule B in an effort to respond to the global financial crisis by facilitating the access of eligible deposit-taking institutions to funding through its guarantee of their registered debt securities; and

- the registration of the guarantees under Schedule B will not be part of a capital raising transaction by the Commonwealth.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Coco
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2009

Skadden, Arpts, Slate, Meagher & Flom
Mr. Adrian Deitz
Level 13
131 Macquarie Street
Sydney, New South Wales 2000
Australia

Re: Commonwealth of Australia

Dear Mr. Deitz:

In regard to your letter of February 26, 2009 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
LEVEL 13
131 MACQUARIE STREET
SYDNEY, NEW SOUTH WALES 2000

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February 17, 2009

BY ELECTRONIC MAIL AND HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Messrs. Paul Dudek and Michael Coco

RE: Commonwealth of Australia - Request for SEC Staff Consent to File Shelf Registration Statement

Ladies and Gentlemen:

On behalf of the Commonwealth of Australia (the "Commonwealth"), we are writing to request a letter of no objection to permit the Commonwealth to use a shelf registration procedure for a registration statement on Schedule B registering its guarantee of debt securities that may be offered and sold by eligible Australian deposit-taking institutions in SEC-registered offerings.

Background

In November 2008, the Commonwealth instituted a scheme (the "Scheme") under which it guarantees certain obligations of qualified Australian banks, referred to as "Authorised Deposit-taking Institutions" or "ADIs". The obligations covered by the Scheme include certain debt securities issued or to be issued by the ADIs. The Commonwealth has instituted the Scheme in order to promote financial system stability in Australia by supporting confidence and assisting ADIs to continue to access funding during a time of considerable turbulence. The Scheme is also designed to ensure that ADIs are not placed at a disadvantage compared to their international competitors that can access similar government guarantees on bank debt. The Commonwealth Government has stated that the Scheme will be withdrawn once market conditions normalize.

The Scheme operates with respect to ADIs' debt securities as follows: the Commonwealth has executed a Deed of Guarantee that covers all obligations guaranteed under the Scheme.[1] When an ADI wishes to issue Commonwealth-guaranteed securities, it must make an application to the Reserve Bank of Australia, which administers the Scheme on behalf of the Commonwealth. If the ADI's securities meet certain criteria set forth in the rules governing the Scheme[2], the Reserve Bank will issue an "eligibility certificate" evidencing that the securities are guaranteed under the Scheme. When issued, eligibility certificates are publicly available on the Scheme website.[3]

Westpac Banking Corporation ("Westpac") has requested the Commonwealth's assistance in facilitating offers and sales of Commonwealth-guaranteed securities in SEC-registered offerings, which would require the Commonwealth to register the guarantee on Schedule B. We understand that Westpac currently has an effective shelf registration statement on Form F-3, filed on September 16, 2008, relating to its debt securities and files periodic reports with the SEC under Section 13(a) of the Securities Exchange Act of 1934, although it may determine to file a new shelf registration statement to register the additional securities.

The Commonwealth wishes to provide the requested assistance to Westpac, but would like to do it in a manner that enables any ADI that chooses to undertake an SEC-registered offering of securities eligible for the Commonwealth guarantee to do so as well, thereby creating a level playing field for ADIs. To accomplish this, the Commonwealth proposes to file a registration

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1 The Deed of Guarantee, together with the Scheme Rules setting forth the terms on which ADIs can access the guarantee and holders of guaranteed debt securities can make claims under the guarantee, are available on the Commonwealth's Scheme website www.guaranteescheme.gov.au.

2 Under the Scheme Rules, eligible obligations of Australian-owned ADIs include: (1) senior unsecured debt instruments with maturities up to 15 months which are not complex and fall into the categories of (A) bank bills, (B) certificates of deposit or transferable deposits, (C) debentures or (D) commercial paper; and (2) senior unsecured debt instruments with maturities of 15 to 60 months which are not complex and fall into the categories of (A) bonds, (B) notes or (C) debentures.

3 www.guaranteescheme.gov.au

statement on Schedule B and use a shelf registration procedure for delayed offerings of the guarantee in conjunction with ADIs' offerings of the Commonwealth guaranteed securities.

The Schedule B registration statement would contain a base prospectus that includes the disclosures required by Schedule B and those customarily made by sovereign issuers in SEC registration statements, together with a description of the Scheme and the terms of the guarantee. The Deed of Guarantee and the Scheme Rules would be filed as exhibits to the registration statement. The registration statement would only cover the Commonwealth guarantee, and not any other Commonwealth securities. The guarantee will not be severable from the related debt securities. Each time an ADI conducts a registered offering of its guaranteed debt securities, the Commonwealth would issue a prospectus supplement identifying the Commonwealth guarantee of those securities as being offered and sold under the shelf registration statement. The eligibility certificate relating to the guarantee of each series of debt securities offered and sold under these arrangements would be filed as an exhibit to a post-effective amendment to the registration statement.

Request to permit shelf registration

SEC Release Nos. 33-6240 (Sept. 10, 1980) and 33-6424 (Sept. 2, 1982) together set forth the procedure by which seasoned foreign governments are permitted to use a shelf procedure with respect to a registration statement on Schedule B for continuous and delayed offerings.[4] According to Division practice, a government is seasoned if it has sold securities pursuant to an effective registration statement on Schedule B in the last five years and it has not held any material defaults on its indebtedness for the past five years.[5]

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4 The procedures set forth in SEC Release No. 33-6240 (Sept. 10, 1980) provide that initially a basic registration statement, including a basic prospectus, would be filed under the Securities Act of 1933 to register a maximum amount of debt securities to be offered from time to time. A new registration statement containing a basic prospectus would be filed every two years. The issuer would not undertake to sell any portion of the registered securities until a post-effective amendment describing the particular offering had been filed and declared effective. These post-effective amendments would include a supplement to the basic prospectus. The issuer would undertake not to make sales until a pricing amendment in the form of a final prospectus supplement had been filed and declared effective (the "Original Procedures"). In Release No. 33-6424 (Sept. 2, 1982) the Division indicated it would not object to the procedure of including in the basic prospectus all information included in the prospectus supplements in the Original Procedures except price, maturity and related information that would be furnished by a Rule 424(c) sticker instead of a post-effective amendment.

5 See SEC Release No. 33-6424 (Sept. 2, 1982) and No-action letter to the *Republic of Venezuela* (Nov. 23, 1980).

The Commonwealth is not technically seasoned because it has not registered securities in the last five years. Nevertheless, we believe that it would be appropriate to permit the Commonwealth to file a shelf registration statement on Schedule B in this instance.

A narrow and unique set of circumstances has precipitated this request: specifically a national government's efforts to respond to the global financial crisis by facilitating eligible institutions' access to funding through the guarantee of registered debt offerings. The Commonwealth wishes to file a shelf registration statement to provide ADIs access to the U.S. public markets. Access to the U.S. public markets, in comparison to the private placement or Rule 144A market, is generally understood to confer the ability to offer more liquid securities to a wider pool of investors at a lower cost of capital. A shelf registration statement, as opposed to a transaction-specific registration statement, would effectively extend these potential advantages to all ADIs on the same basis. Thus, the Commonwealth believes that being able to use shelf registration procedures would assist its efforts to achieve the goals of the Scheme, which is an important part of the Commonwealth's response to the global financial crisis, in a manner that is both efficient and fair to all ADIs.

In addition, this is not a typical securities offering by a sovereign issuer because it would not be a capital raising transaction by the Commonwealth. The Commonwealth is not receiving any proceeds from the sale of the guaranteed debt securities.[6] Furthermore, the proposed shelf registration statement would only cover the Commonwealth guarantee (and not any other Commonwealth securities) in connection with the offer and sale of debt securities by ADIs with effective registration statements (i.e., Westpac and any other qualified ADI that registers with the SEC in the future).

Based on the reasons set forth above, we believe that the Commonwealth is the type of registrant on Schedule B to whom the shelf offering procedures set forth in SEC Releases No. 33-6240 and 33-6424 should be available. Accordingly, notwithstanding the fact that the Commonwealth is not a seasoned issuer, we are requesting the Staff's consent to permit the Commonwealth to utilize the shelf offering procedures described above for its guarantees of ADI debt securities offered and sold in SEC-registered transactions.

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6 The Commonwealth will receive a fee for providing the guarantee in accordance with the Scheme Rules. The fee is determined by reference to a sliding scale based on an ADI's long term credit rating. The fee scale is currently between 70 and 150 basis points per annum. The guarantee fee was introduced to provide a disincentive for institutions to continue to use the guarantee once conditions in funding markets have normalised. The risk-based nature of the fee also provides incentives for institutions to continue to manage the risk levels of their operations, notwithstanding their access to the guarantee.

If you have any questions or require additional information regarding the foregoing request, please call Adrian Deitz at +61 2 9253 6015 or Mark Leemen at +61 2 9253 6024.

Very truly yours,

Adrian Deitz

Adrian Deitz

cc: John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia

END